6410 Oak Canyon, Suite 250 Irvine, CA 92618 Phone: (949) 225-4500 www.autoweb.com	Glenn E. Fuller Executive Vice President, Chief Legal Officer and Secretary Direct Line: 949.862.1392 Facsimile: 949.608.3614 Glenn.Fuller@autoweb.com

Via Edgar and Electronic Mail

November 9, 2020

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Jan Woo

Re:	AutoWeb, Inc.; Registration Statement on Form S-3; File No. 333-249876
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant AutoWeb, Inc., a Delaware corporation, respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended by Pre-Effective Amendment No. 1, filed November 9, 2020 (as so amended, the “Registration Statement”), so as to become effective at 9:00 a.m. Eastern Time on November 10, 2020, or as soon as possible thereafter.

Please do not hesitate to contact Keith Paul Bishop of Allen Matkins Leck Gamble Mallory & Natsis LLP at (949) 851-5428 with any questions or comments with respect to this letter.

Very truly yours, /s/ Glenn E. Fuller Glenn E. Fuller Executive Vice President, Chief Legal Officer and Secretary